Ruster, Johansen & Torgersen Comments of 30/04/07

Draft - 23 April 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2006

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐ Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-14522

OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

(Exact name of registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, or ADSs, each representing one-quarter of one share of common stock	New York Stock Exchange
Common stock, 0.005 rubles nominal value	New York Stock Exchange*

* Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

51,281,022 shares of common stock, 0.005 rubles nominal value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

late January 2006, Telenor filed lawsuits in Russia that, among other things, challenge the validity of the September 2005 EGM, the adequacy of corporate approvals for the URS acquisition and the decision to complete the URS acquisition, and seek to unwind the URS acquisition. For more information regarding the Telenor challenges to the URS acquisition and the risks associated therewith, please see the risk factor below entitled "—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties" and the section of this Annual Report on Form 20-F entitled "Item 4—Information on the Company—Legal Proceedings."

To date, the Telenor Nominees continue to question the legality of the URS acquisition and have disagreed with us as to the requisite number of votes of our board members needed to approve certain funding of and other transactions by URS. Furthermore, our board has been unable to approve budgets for 2006 and 2007 for our company primarily due to the continuing disagreement regarding the budget for URS. Under our charter, approval of the budget requires the approval of eight out of nine of our directors. The Telenor Nominees have indicated in correspondence to our company and during the relevant board meetings regarding the 2006 and 2007 budgets that they would not approve the consolidated budgets presented by management because they are opposed to the proposed budget for Ukraine. The Telenor Nominees have indicated that they would approve a budget that did not include Ukraine, but proposals by the Telenor Nominees to approve a budget for each of 2006 and 2007 excluding Ukraine did not receive the requisite approval of eight out of nine of our directors. (f)

Until a budget is approved by the board, our company's management will continue to operate VimpelCom and its subsidiaries without an approved budget and there can be no assurance that our shareholders (including Telenor) or other parties will not challenge the actions of management with respect to the operations of our company and/or any of its subsidiaries, including any transactions, during the period when there is no board-approved budget. Rider 14B

Although our board has approved an overall strategy for expansion into the CIS, each acquisition is subject to review on a case-by-case basis by our board, and there can be no assurance that our board will approve other acquisitions in Russia, the CIS or other regions. The directors affiliated with Telenor and Alfa Group, respectively, have the ability to block such decisions to the extent board approval is required for an acquisition. Even if such acquisitions are approved by our board, if shareholder approval is required for the acquisition, either or both of our strategic shareholders may vote against such approval at the relevant shareholders meeting.

In addition to their disagreements relating to our acquisition, operation and funding of URS, according to public reports, Telenor and Alfa Group have been involved in various disputes and litigations regarding their ownership and control over Kyivstar. If and to the extent that our strategic shareholders have different expansion strategies, as is apparently the case in Ukraine, it could lead to a further deterioration in their relationship which could have an adverse effect on our business and prospects. For instance, on June 8, 2006, Standard & Poor's Governance Services announced that VimpelCom's corporate governance score has been lowered from CGS 7.4 to CGS 6.4, citing the ongoing disagreements between Telenor and Alfa Group that led to, among other things, the board's failure to approve our 2006 budget and its concern that the continuing disagreements threaten to affect our company's operations and shareholder value.

Our acquisition of URS is being challenged by Telenor and may be challenged by other parties. Rider 14C

Both before and after our acquisition of URS, Telenor and the Telenor Nominees have consistently objected to the acquisition. Among other things, prior to the September 2005 EGM, Telenor in correspondence to our company raised certain issues related to the proposed acquisition, among these, that the purchase price for the proposed acquisition of URS was inflated and that there was a lack of transparency related to Eco Telecom Limited's role in the negotiations with sellers of URS. In addition, prior to the closing of the URS acquisition, Telenor further stated in correspondence to our company that the September 2005 EGM was not validly convened and that our chief executive officer had no authority to complete the acquisition. Telenor also asserted that the acquisition of URS required the prior approval by not less than 80.0% of the board, that our company's management should not attempt to complete the acquisition prior to receipt of such board approval and that it would use all rights, powers, privileges and remedies to protect and defend itself in relation to the September 2005 EGM and the proposed acquisition of URS. In December 2005, following the URS acquisition, Telenor publicly disclosed a letter that had been sent by the Telenor Nominees to our board chairman on December 12, 2005. In this letter, the Telenor Nominees questioned, among other things, (i) the legality of our management's decision to complete the URS acquisition, (ii) the legality of the URS acquisition, and (iii) the adequacy of VimpelCom's disclosure about the URS transaction and VimpelCom's plans for URS. In late January 2006, Telenor filed three lawsuits in Moscow that, among other things, challenge the validity of the September 2005 EGM and seek to unwind the acquisition of URS. We continue to litigate these three Telenor lawsuits. To date, we have prevailed in

each stage of the court proceedings in each of the three lawsuits. Each of the lawsuits remains subject to further appeal by Telenor. Telenor has requested that the Supreme Arbitration Court of Russia consider their appeal in two of the lawsuits that have so far reached this stage of appeal. We have been informed that with respect to at least one of the two lawsuits - challenging the validity of the September 2005 EGM – the Review Panel of the Supreme Arbitration Court has decided to transfer the lower courts' decisions to be reviewed by the Presidium of the Supreme Arbitration Court because ~~certain aspects of the lower court rulings were based on, what the Review Panel apparently believes to be, incorrect interpretations of Russian law~~. The interpretations of Russian law of the Review Panel are not binding on the Presidium of the Supreme Arbitration Court. The hearing of the Presidium of the Supreme Arbitration Court has been set for June 5, 2007. For more information about our company's acquisition of URS and the litigation with Telenor, please see the immediately preceding and following risk factors and the sections of this Annual Report on Form 20-F entitled "Item 4—Information on the Company—Legal Proceedings" and "Item 5—Operating and Financial Review and Prospects—Mergers and Recently Completed Acquisitions."

Rider 15A

We believe that the September 2005 EGM was properly convened and the acquisition of URS was properly consummated in accordance with the September 2005 EGM approval, applicable law and our charter. However, the provisions of Russian law and our charter applicable to the convocation of the September 2005 EGM, the effectiveness of the decision of the September 2005 EGM and our implementation of that decision are subject to possible different interpretations and a Russian court could disagree with our interpretation. There can be no assurance that we will prevail at any stage of the litigation relating to these lawsuits or that other claims by Telenor or other third parties regarding our acquisition, operation or funding of URS, challenging our ownership interest in URS or other matters will not be made. It is also possible that third parties may seek monetary damages from us or challenge our ownership interest in URS in connection with their claims against the parties that sold URS to our company. In early 2006, both URS and three Cyprus entities that we acquired in the URS transaction that now are our subsidiaries and which directly hold shares in URS received inquiries and document requests from local police authorities. Based on the limited information available to us, it appears that these inquiries related to a then ongoing criminal investigation by Ukrainian authorities into a dispute regarding the transfer of interests in URS by former shareholders of URS, which dispute did not involve any acts or failures to act by our company. Since the early 2006, neither URS nor the three Cyprus entities have received any further inquiries or document requests. At this stage, we are not sure of the impact, if any, these inquiries and document requests may have on our company. There can also be no assurance that this investigation, our litigation with Telenor or any future claims by Telenor or third parties will not result in the unwinding of the URS acquisition, deprive us of a portion of our ownership interest in URS, or limit or prohibit our operation or funding of URS or result in our having to pay monetary damages. Furthermore, our company may not be able to recover the purchase price that it paid to the sellers of URS, any portion of the funds that our company invested in URS during the period prior to the unwinding of the URS acquisition or any other monetary losses that our company will have incurred in connection with our ownership of URS. In the event that a decision unfavorable to us in any lawsuit filed by Telenor to date or any lawsuit that Telenor or other parties may file in the future becomes binding, it could have an adverse effect on our company, its business, its expansion strategy and its financial results, including an event of default under our outstanding indebtedness.

The Telenor Nominees have alleged possible conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS.

On April 6, 2006, the Telenor Nominees sent a letter to the chairman of our board. Telenor also filed this letter as an attachment to its Schedule 13D/A filed with the SEC on April 6, 2006. We refer you to Exhibit 15.1 to our Annual Report on Form 20-F for the year ended December 31, 2005 where we attached the full content of the letter.

In this letter, the Telenor Nominees repeated their prior request that an independent investigation be undertaken to investigate and report to the board concerning any conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS. In this letter, the Telenor Nominees presented certain information that they maintain confirms their belief that such investigation is absolutely essential. At the suggestion of one of the Telenor Nominees following our April 7, 2006 board meeting, outside counsel for Telenor was contacted to provide our company with any information that outside counsel or its clients have that would explain, support or would be responsive to certain questions and ambiguities raised by the April 6, 2006 letter. In general, outside counsel for Telenor indicated that it would not provide any new information because it believed that it would be inappropriate to do so in light of the pending proceedings between Telenor and our company and Telenor and Alfa Group as well as for reasons of attorney/client privilege. Thus, despite due demand therefor, up to the date of this Annual Report on Form 20-F, we still have not received any information from any of the Telenor Nominees or their counsel that explains, supports, or is responsive to the questions and ambiguities raised by the April 6, 2006 letter. Alfa Group has previously

		Market Share
KaR-Tel	3,826,500	49.5%
GSM Kazakhstan LLP	3,539,000	45.2%
JSC Altel	463,000	5.9%

Source: Company estimates.

GSM Kazakhstan LLP. Currently, KaR-Tel's only major GSM competitor in Kazakhstan is GSM Kazakhstan LLP, which markets its services under the "K-Cell" and "Activ" brand names. GSM Kazakhstan LLP was established in September 1998 pursuant to a joint venture between Turkcell, the largest mobile operator in Turkey, and JSC "Kazakhtelecom", the national telecommunications provider in Kazakhstan. In May 2000, Turkcell sold all its shares of GSM Kazakhstan LLP to Fintur Holdings BV. [As of December 31, 2006, Fintur Holdings BV was owned 58.55% by TeliaSonera and 41.45% by Turkcell.] We estimate that K-Cell had approximately 3.5 million subscribers as of December 31, 2006, which, according to our estimates, represents a 45.2% market share. Because of its strategic relationships, GSM Kazakhstan LLP may have access to greater financial resources than our company in the future.

Other competitors in Kazakhstan. JSC Altel is the oldest wireless services provider in Kazakhstan. JSC Altel rolled out its first network in 1994, operating in the analog N-AMPS standard. JSC Altel was the only wireless service provider until 1998 when the Kazakh government issued two GSM licenses—one to KaR-Tel and a second to GSM Kazakhstan LLP. JSC Altel's market share has fallen dramatically since 1998. In late 2003, it rolled out a new digital network in CDMA 2000-1x standard in an attempt to introduce a more competitive product and in 2006, Altel announced that operations of its N-AMPS network would be halted. N-AMPS subscribers were offered to migrate to JSC Altel's CDMA 2000-1x network, which operates under the "Dalacom" brand name.

According to industry reports, a third GSM operator has started commercial operations in the third quarter of 2006.

The Ukrainian wireless telecommunications market

According to AC&M Consulting, there were approximately 48.9 million subscribers in Ukraine as of December 31, 2006, representing a penetration rate of approximately 104.7%. There are currently four wireless operators with national coverage in Ukraine: Kyivstar, Closed Joint Stock Company "Ukrainian Mobile Communications", or UMC, Astelit and URS.

The following table shows our primary wireless competitors in Ukraine and their respective market share as of December 31, 2006:

Operator	Subscribers	National Market Share
Kyivstar(2)	21,510,000	44.0%
UMC(2)	20,002,000	40.9%
Astelit(2)	5,550,000	11.3%
URS(1)	1,876,000	3.8%

(1) Source: Company estimates.

(2) Source: [AC&M Consulting].

Kyivstar and UMC. In Ukraine, we compete primarily with Kyivstar and UMC, who, according to AC&M Consulting, had approximately 21.5 million and 20.0 million subscribers, respectively, as of December 31, 2006. Kyivstar reportedly operates a dual-band GSM-900/1800 network covering more than 96.0% of Ukraine's population (including approximately 1,300 large cities and towns). Kyivstar is owned 56.5% by Telenor Mobile Communications AS, a sister company of Telenor East Invest AS and a member of the Telenor ASA group of companies and 43.5% by Storm LLC, a member of the Alfa Group of companies. [In February 2006, we made a non-binding proposal to Telenor ASA and Altimo, a member of the Alfa Group of companies, to acquire 100.0% of Kyivstar. On June 1, 2006, we withdrew our proposal to Telenor and Altimo due to ~~the lack of progress between Telenor and Altimo on reaching agreement on the~~ market-based separation mechanism. Please see the section of this Annual Report on Form 20-F entitled "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions."]

UMC was the first mobile operator in Ukraine and began operating in 1994. In March 2003, MTS acquired 100.0% of UMC's shares.

(a)

Rider 63A

Claim 1. On January 26, 2006, Telenor filed a lawsuit against our company in the Moscow City Arbitration Court in order to obtain a declaration invalidating the decision of the September 2005 EGM approving the acquisition by our company of URS as an interested party transaction. In this lawsuit, Telenor asserts that there were legal violations in the process of convening the September 2005 EGM and approval of the acquisition as an interested party transaction and that, as a result, the decision taken by the September 2005 EGM violated Telenor's rights and interests and should be invalidated. On May 15, 2006, the Moscow Arbitration Court dismissed this claim. Telenor appealed the decision to the Court of Appeals. On July 27, 2006 and November 2, 2006, the Court of Appeals and the Federal Arbitration Court of the Moscow District, respectively, affirmed the Moscow Arbitration Court decision and denied Telenor's appeals. Our company has been informed by the Review Panel of the Supreme Arbitration Court that it reviewed Telenor's appeal of the lower court decisions and it is transferring the lower court decisions to be reviewed by the Presidium of the Supreme Arbitration Court because ~~certain aspects of the lower court decisions were based on, what the Review Panel apparently believes to be, incorrect interpretations of Russian law.~~ The interpretations of Russian law of the Review Panel are not binding on the Presidium of the Supreme Arbitration Court. The hearing of the Presidium of the Supreme Arbitration Court has been set for June 5, 2007.

Claim 2. On January 26, 2006, Telenor filed another lawsuit against our company in the Moscow City Arbitration Court in order to obtain a declaration that the decision of our General Director relating to our acquisition of URS was invalid. Telenor asserts that the General Director's decision to complete the acquisition of URS without the approval of eight out of nine members of our board of directors exceeded the scope of his authority under our company's charter and the Joint Stock Company Law. On June 26, 2006, the Moscow Arbitration Court ruled in favor of our company and dismissed Telenor's claim. Telenor appealed this decision, and on September 7, 2006, the Court of Appeals affirmed the June 26, 2006 ruling by the Moscow Arbitration Court in favor of our company. On December 21, 2006, the Federal Arbitration Court of the Moscow District affirmed the June 26, 2006 ruling of the Moscow Arbitration Court and the September 7, 2006 ruling of the Court of Appeals in favor of our company in this claim. Our company has been informed that the Review Panel of the Supreme Arbitration Court has accepted for review Telenor's appeal of this ruling. The Review Panel of the Supreme Arbitration Court may, at its discretion, transfer ~~the~~ Telenor appeal to the Presidium of the Supreme Arbitration Court.

Claim 3. On January 31, 2006, Telenor filed a third lawsuit against our company, the sellers of URS and Mr. Mordechai Korf in the Moscow City Arbitration Court seeking to obtain an order declaring the acquisition of URS invalid and unwinding the acquisition. In support of its claims, Telenor asserts that there were a number of violations of law in the process of convening the September 2005 EGM and the completion of the acquisition of URS and that, as a result, the acquisition was invalid and should be reversed. On November 22, 2006, the Moscow Arbitration Court dismissed this claim. Telenor has appealed this decision, and the hearing at the Court of Appeals is scheduled for May 14, 2007.

We believe that the September 2005 EGM was properly convened and the acquisition of URS was properly consummated in accordance with the September 2005 EGM approval, applicable law and our charter. However, the provisions of Russian law and our charter applicable to the convocation of the September 2005 EGM, the effectiveness of the decision of the September 2005 EGM and our implementation of that decision are subject to possible different interpretations and a Russian court could disagree with our interpretation. Therefore, there can be no assurance that we will prevail at any stage of the litigation relating to these lawsuits. In addition, there can be no assurance that other claims by Telenor or other third parties regarding our acquisition, operation and/or funding of URS, challenging our ownership interest in URS or other matters will not be made. There can also be no assurance that any such litigation will not result in the unwinding of the URS acquisition, deprive us of our ownership interest in URS or result in us paying monetary damages and that, in such event, our company will be able to recover the purchase price that it paid to the sellers, any portion of the funds that our company invested in URS during the period prior to the unwinding of the URS acquisition or any other monetary losses that our company will have incurred in connection with our ownership of URS. In the event a decision unfavorable to us in any lawsuits by Telenor or third parties becomes binding, it could have an adverse effect on our company, its business, its expansion strategy and its financial results, including an event of default under our outstanding indebtedness. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Annual Report on Form 20-F entitled "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited noncompete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company's ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders," "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties" and "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The

remains subject to further appeal by Telenor. Telenor has requested that the Supreme Arbitration Court of Russia consider their appeal in two of the lawsuits that have so far reached this stage of appeal. We have been informed that with respect to at least one of the two lawsuits – challenging the validity of the September 2005 EGM – the Review Panel of the Supreme Arbitration Court has decided to transfer the lower courts' decisions to be reviewed by the Presidium of the Supreme Arbitration Court because ~~certain aspects of the lower court rulings were based on, what the Review Panel apparently believes to be, incorrect interpretations of Russian law.~~ The interpretations of Russian law of the Review Panel are not binding on the Presidium of the Supreme Arbitration Court. Rider 86A

We believe that the September 2005 EGM was properly convened and the acquisition of URS was properly consummated in accordance with the September 2005 EGM approval, applicable law and our charter. However, the provisions of Russian law and our charter applicable to the convocation of the September 2005 EGM, the effectiveness of the decision of the September 2005 EGM and our implementation of that decision are subject to possible different interpretations and a Russian court could disagree with our interpretation. Therefore, there can be no assurance that we will prevail at any stage of the litigation relating to these lawsuits or that other claims by Telenor or other third parties regarding our acquisition, operation and/or funding of URS, challenging our ownership interest in URS or other matters will not be made. It is also possible that third parties will seek monetary damages from us or challenge our ownership interest in URS in connection with their claims against the parties that sold URS to our company. There can also be no assurance that any such litigation will not result in the unwinding of the URS acquisition, deprive us of our ownership interest in URS or result in us paying monetary damages and that, in such event, our company will be able to recover the purchase price that it paid to the sellers, any portion of the funds that our company invested in URS during the period prior to the unwinding of the URS acquisition or any other monetary losses that our company will have incurred in connection with our ownership of URS. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Annual Report on Form 20-F entitled "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company's ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders," "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties" and "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The Telenor Nominees are alleging possible conflicts of interest arising from the alleged business relationships between the Alfa Group Nominees and the sellers of URS, and are claiming that our disclosure with respect to the URS acquisition is inadequate."

Tajikistan. According to our estimates, our subscriber base in Tajikistan grew from approximately 26,500 subscribers, as of December 31, 2005, to approximately 73,400 subscribers, as of December 31, 2006, an increase of 177.0%. We estimate that our market share in Tajikistan, as of December 31, 2006, was 8.9%. We estimate that the total number of subscribers in Tajikistan, as of December 31, 2006, was approximately 821,500, which represented a penetration rate of approximately 11.9%.

Uzbekistan. On January [16], 2006 and February 9, 2006, we acquired 100.0% ownership interests in Buztel and Unitel, respectively. At the time of its acquisition, Unitel had approximately 364,000 subscribers, representing, according to our estimates, a 31.0% market share in Uzbekistan. According to our estimates, as of December 31, 2006, we had approximately 766,500 subscribers, representing a market share of approximately 28.2%. We estimate that the total number of subscribers in Uzbekistan, as of December 31, 2006, was approximately 2.7 million, which represented a penetration rate of approximately 10.4%.

Georgia. On July 11, 2006, we acquired a 51% interest in Mobitel. At the time of its acquisition, Mobitel did not conduct any commercial operations. In March 2007, we launched commercial operations in Georgia under the "Beeline" brand name. We estimate that the total number of subscribers in Georgia, as of December 31, 2006, was approximately 2.1 million, which represented a penetration rate of approximately 45.8%.

Armenia. On November 16, 2006, we gained approximately 600,000 fixed-line subscribers and 400,000 mobile subscribers when we acquired a 90.0% interest in Armentel. According to our estimates, as of December 31, 2006, we had approximately 452,000 mobile subscribers, representing a market share of approximately 38.2%. We estimate that the total number of mobile subscribers in Armenia, as of December 31, 2006, was approximately 1.2 million, representing a penetration rate of approximately 36.7%. We intend to continue providing fixed-line services in Armenia and will focus on increasing our subscriber base in both segments.

The increase in MOU in Russia during the past three years was primarily attributable to an increase in MOU in both the Moscow license area and the regions of Russia due to national marketing campaigns aimed at increasing local traffic, which offered discounts and attractive prices on outgoing and incoming traffic to our subscribers. The increase in MOU in Ukraine in 2006 compared to 2005 was primarily attributable to an increase in the number of new subscribers who use their cellular telephones with more frequency than existing subscribers and marketing campaigns offering discounts and free minutes of usage to subscribers.

Churn rate

We define our churn rate as the total number of subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for two months and prepaid subscribers are disconnected six months after their services have been blocked. We typically block a prepaid subscriber's service in two cases: (1) their balance drops to zero or below, or (2) an account shows no chargeable activity for six months.

Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between prepaid and contract forms of payment, is technically recorded as churn, which contributes to our churn rate even though we do not lose those subscribers. Similarly, a large proportion of prepaid customers who change tariff plans by purchasing a new SIM card with our company are also counted as churn.

The following table shows our churn rates for the periods indicated:

	Year ended December 31,		
	2006	2005	2004
Russia churn rate	35.4%	30.4%	29.3%
Kazakhstan churn rate	32.8%	30.3%	19.0%
Ukraine churn rate	18.6%	–	–
Tajikistan churn rate	95.1%	–	–
Uzbekistan churn rate	44.9%	–	–
Armenia churn rate	9.1%	19.0%	–
Total churn rate	**35.1%**	**30.4%**	**29.6%**

In general, a high level of churn is typical in cellular markets where a large proportion of the subscribers are prepaid or mass market subscribers, such as in Russia and the CIS. We believe the increase in our churn rate in 2006 compared to 2005 is due to intense seasonal promotional campaigns in Russia introduced by [us and] our competitors. The increase in our churn rate in Kazakhstan in 2005 and 2006 was due to price cutting by our major competitor in Kazakhstan in the first half of 2005 and isolated problems with our dealer network in the beginning of 2005. The very high churn rate in Tajikistan in 2006 was due to typical churn resulting from our acquisition of Tacom and launch of the Beeline brand name in Tajikistan. We expect our churn rate in both Russia and Kazakhstan to remain stable during 2007 as a greater proportion of our customer base continues to come from the regions of Russia and the CIS, which traditionally have lower churn rates than the Moscow license area, and as the results of our customer loyalty and retention marketing efforts over the past two years are realized.

Mergers and Recently Completed Acquisitions

On November 26, 2004, we completed the merger of our 55.3% owned subsidiary VimpelCom-Region into VimpelCom.

On May 31, 2005, we completed the merger of our wholly-owned subsidiary KB Impuls into VimpelCom.

Rider 89A

On December 29, 2005, we acquired 60.0% of Tacom for a total cash purchase price of approximately US$11.1 million. On December 22, 2006, we acquired an additional 20.0% ownership interest in Tacom for a purchase price of US$5.0 million, bringing our total ownership interest in Tacom to 80.0%.

On April 28, 2006, we completed the mergers of Sotovaya Company, StavTeleSot, Vostok-Zapad Telecom, Orensot and DalTelecom into VimpelCom. On May 31, 2006 we completed the mergers of Extel and Beeline-Samara into VimpelCom.

On September 15, 2005 and December 26, 2005, we acquired the remaining 0.82% and 0.37% stakes in Orensot, respectively, for a total purchase price of US$0.5 million, which increased our ownership of Orensot to 100.0%. We completed the merger of Orensot into VimpelCom on April 28, 2006.

Rider 111A

On November 10, 2005, we acquired 100.0% of URS, a cellular operator in Ukraine, through the acquisition of 100.0% of the issued and outstanding stock of each of its shareholders—Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holding Limited. The total cash purchase price of URS was US$231.2 million plus the assumption of approximately US$23.5 million in debt. URS has a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine's 27 administrative regions (excluding the City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). At the time of its acquisition, URS had approximately 240,000 subscribers. Our acquisition of URS is currently being challenged by Telenor. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Annual Report on Form 20-F entitled "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company's ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders" and "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties" and "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The Telenor Nominees are alleging possible conflicts of interest arising from the alleged business relationships between the Alfa Group Nominees and the sellers of URS, and are claiming that our disclosure with respect to the URS acquisition is inadequate."

On December 29, 2005, we acquired a 60.0% interest in Tacom, a cellular operator in Tajikistan, for a purchase price of US$11.1 million. A deferred payment of US$0.9 million will be payable one year from the date of purchase under certain specified circumstances. Tacom holds national GSM-900/1800, UMTS, CDMA 450 and AMPS licenses. At the time of its acquisition, Tacom had approximately 10,000 subscribers. In connection with our acquisition of Tacom, we entered into a shareholders agreement with the remaining shareholders of Tacom that grants us an option to acquire up to the entire remaining interest held by the shareholders under certain circumstances for a price specified in a prescribed formula. On December 22, 2006, we acquired an additional 20.0% of Tacom, a cellular operator in Tajikistan, for a purchase price of US$5.0 million. Thus we increased our stake in Tacom to 80.0%.

On January [16], 2006, we acquired 100.0% of Buztel for a purchase price of US$60.0 million plus the assumption of approximately US$2.4 million in debt. On February 9, 2006, we acquired 100.0% of Unitel for a purchase price of US$200.0 million plus the assumption of approximately US$7.7 million in debt. In July 2006, we merged Buztel into Unitel.

On July 12, 2006, we acquired 51.0% of Mobitel, which holds national GSM-1800 license that covers the entire territory of Georgia, for a purchase price of US$12.6 million plus the assumption of approximately US$0.2 million in net debt.

On November 16, 2006, we acquired 90.0% of Armentel, which holds a GSM-900 license and a CDMA license and has fixed-line operations in Armenia, for a purchase price of approximately US$445.0 million. In April 2007, we acquired the outstanding 10.0% of the shares that we did not already own from the Government of Armenia for a purchase price of US$•.

On December 14, 2006, we acquired 75.0% of Limited Liability Company "Dominanta," a company which renders mobile digital television services in the DVB-H standard in Moscow, the Moscow region and other regions of Russia, for a purchase price of approximately US$10.5 million.

On March 21, 2007, KaR-Tel acquired 99.0% of [Limited Liability Partnership] "Teta Telecom," a holding company which holds 100.0% of [Limited Liability Company] "KZ-Trans" and 2.0% of [Limited Liability Company] "TNS-Plus," which hold licenses to operator fiber-optic communications lines, for an aggregate purchase price of approximately US$10.1 million.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As of March 31, 2007, the members of our board of directors, audit commission and senior management were as follows:

Name[1]	Age	Title
David J. Haines	46	Chairman of Board of Directors
Mikhail M. Fridman[2]	42	Director
Leonid R. Novoselsky[2]	37	Directors
Arve Johansen[3]	57	Director
Jo Lunder[3]	45	Director
Alexey M. Reznikovich[2]	38	Director
Fridtjof Rusten[3]	40	Director
Henrik E. Torgersen[3]	60	Director
Oleg A. Malis[2]	32	Director
Alexander V. Izosimov[4]	43	Chief Executive Officer and General Director
Elena A. Shmatova[4]	48	Executive Vice President, Chief Financial Officer
Nikolai N. Pryanishnikov[4]	34	Executive Vice President and General Director, Regions
Sergei M. Avdeev[4]	56	Executive Vice President, International Business Development, Chief Technical Officer
Kent McNeley[4]	50	Vice President, Chief Marketing Officer
Dmitry Pleskonos[4]	43	Executive Vice President, Business Development in the CIS
Vladimir Riabokon	36	Vice President, Corporate Development
Mattias B. Hertzman[4]	37	Vice President, Chief Strategy Officer
Marina V. Novikova[4]	42	Vice President, Organizational Development and Human Resources
Valery V. Frontov	56	Vice President, Licensing and Regulatory Affairs
Peter Covell[4]	51	Vice President, Chief Operations Officer
Vladimir A. Filippov	46	Vice President, Information Technology
Alexander Gersh[3]	43	Audit Commission Member
Halvor Bru[3]	50	Audit Commission Member
Nigel J. Robinson[2]	39	Audit Commission Member

(1) The business address of each of the individuals is Open Joint Stock Company "Vimpel-Communications," 10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083.

(2) Alfa Group nominee.

(3) Telenor nominee.

(4) Member of the management committee.

Under the terms of a shareholders agreement dated as of May 30, 2001 between Telenor and Alfa Group, Telenor and Alfa Group have the right to nominate up to four candidates each for election to our board of directors, for so long as each company beneficially owns at least 25.0% plus one share of our company's issued and outstanding voting capital stock. One of the four candidates nominated by each, however, may not be an employee, officer or director of Telenor, Alfa Group or any of their affiliates, unless Telenor or Alfa Group, as the case may be, beneficially owns more than 44.0%, but not more than 50.0%, of our issued and outstanding voting capital stock. In addition, for so long as Telenor beneficially owns at least 25.0% plus one share of our company's issued and outstanding voting capital stock, it is entitled to nominate one additional director to our board of directors (subject to Alfa Group's approval if, at that time, Alfa Group beneficially owns at least 25.0% plus one share of our company's issued and outstanding voting capital stock). Such additional director may not be an employee, officer, director and/or other affiliate of Telenor, Alfa Group or any of their affiliates. On ~~February~~ November 14, 2005, Telenor ASA, Telenor's parent company, issued a press release announcing that it commenced an arbitration proceeding against Alfa Group in response to alleged breaches by Alfa Group of the provisions of the shareholders agreement that relate to the nomination of candidates for election to our board of directors. ~~Recent press releases by both Telenor and Alfa Group indicate that this arbitration is still ongoing.~~ Rider 124A According to recent SEC filings, Alfa Group and Telenor beneficially own [42.4]% and 26.6%, respectively, of our voting capital stock. Russian law requires that nominees for the board be submitted by shareholders by January 30 of each year for inclusion into the agenda for the annual general shareholders meeting. [In connection with the annual general shareholders meeting, scheduled for

The following decisions require the affirmative vote of at least 80.0% of all members of the board of directors:

- determining business priorities and approving strategic orientations as advised by the General Director and Chief Executive Officer;
- approving, amending or terminating our internal documents, except for those documents that must be approved by the shareholders at a shareholder meeting;
- acquiring or selling shareholdings in other enterprises;
- approving the annual budget and the business plan, which must include the cost of new lines of business, and any amendments thereto;
- approving any agreements beyond the limits of the approved budget and business plan; and
- appointing and dismissing the General Director and Chief Executive Officer.

The power to determine directors' compensation lies exclusively with the shareholders. Unless specifically authorized by the General Director, the directors do not have the power to borrow on our behalf.

We are currently involved in litigation with Telenor in connection with our acquisition of URS following the approval by our shareholders of the acquisition as an interested party transaction at the September 2005 EGM. Telenor asserts that, despite this approval by our shareholders, under our charter consummation of the acquisition also required the approval of at least eight out of nine members of our board. It is our view that consistent with our charter and applicable Russian law, the approval of eight out of nine members of our board for the acquisition of shareholdings in other enterprises is not required in those instances when the approval of the transaction as an interested party transaction falls within the competence of the shareholders' general meeting, as the highest managerial body of our company. However, there can be no assurance that we will prevail in our litigation with Telenor. For more information regarding our litigation with Telenor, please see "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties" and "Item 4—Information on the Company—Legal Proceedings." In addition, as listed above, our charter requires the affirmative vote of at least 80.0% of all members of our board of directors to approve the annual budget and business plan and to approve any agreements beyond the limits of the approved budget and business plan. As disclosed, our board failed to approve a 2006 budget and business plan and has been unable to approve a 2007 budget and business plan, primarily due to the continuing disagreement regarding the budget for URS. In light of the fact that there is currently no such approved annual budget and business plan, it is our view that the provision of our charter requiring 80.0% approval of our board members for agreements beyond the limits of the approved annual budget and business plan is not applicable. The Telenor Nominees have indicated that they disagree with this view and maintain that in the absence of an approved budget and business plan, our charter requires the affirmative vote of at least 80.0% of all members of our board of directors to approve any new agreement our company enters into. Furthermore, we note that even though "the acquisition of the Ukrainian operator" was expressly excluded from the scope of our board approved budget for 2005, it is our view that consistent with our charter and applicable Russian law the provision of our charter requiring 80.0% approval of our board members for agreements beyond the limits of the approved budget and business plan is not applicable to our acquisition of URS, in light of the fact that the transaction was approved as an interested party transaction by our shareholders' general meeting, as the highest managerial body of our company. The Telenor Nominees have indicated that they disagree with this view. There can be no assurance that our shareholders (including Telenor) or other parties will not bring an action challenging our views in this regard and, if such actions are brought, that we will prevail. Please see "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company's ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders," "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties" and "Item 4—Information on the Company—Legal Proceedings."

Rider 149A

Riders to VimpelCom Draft 20-F

Rider 14B

, or that, if challenged, such actions will not be overturned by a Russian court. In addition, it is possible that our credit rating may be affected, because one or more rating agencies may conclude that there are no longer any operative financial controls in our company. It is also possible that one or more regulatory authorities may reach the same conclusion and commence enforcement action against our company and/or its senior officers. While our management believes this is the most practical approach to take under the circumstances, it is not clear whether there is any support for this approach in Russian law. Our company's charter states that the affirmative vote of 80.0% of all members of our board of directors is required to approve the annual budget and business plan and any agreements beyond the limit of the approved budget and business plan. Our last budget and business plan that was approved by 80.0% of all members of our board was our 2005 budget and business plan.

The Telenor Nominees have asserted that because we currently do not have an approved budget or business plan, under the terms of our company's charter, the affirmative vote of at least 80% of all members of the board of directors is required to approve any new agreements our company enters into. On the basis of legal advice from Akin Gump Strauss Hauer & Feld LLP and Baker Botts LLP, our management has taken the view that such provisions of the charter do not apply when there is no approved budget or business plan.

Rider 14C

, that the acquisition of URS was expressly excluded from the scope of our board-approved budget and business plan for 2005,

Rider 15A

the Review Panel "believes that the judicial decisions taken in the case are inconsistent with the uniform interpretation and application of rules of law by business courts".

Rider 63A

Altimo's refusal to agree to

Rider 67A

the Review Panel "believes that the judicial decisions taken in the case are inconsistent with the uniform interpretation and application of rules of law by business courts".

Rider 86A

the Review Panel "believes that the judicial decisions taken in the case are inconsistent with the uniform interpretation and application of rules of law by business courts".

Rider 89A

On November 10, 2005, we acquired a 100.0% interest in URS, a Ukrainian cellular operator, from Karino Trading Limited, a British Virgin Islands company, and the following Cyprus companies: Grovepoint Trading Limited, Densitron Enterprises Limited, Casburt Traders & Investors Limited and Agartek Investments Limited, for a total cash purchase price of US$231.2 million plus the assumption of approximately US$23.5 million in debt. The beneficial owners of the sellers of URS were ______________________. We financed such purchase using ________________. Our board-approved budget and business plan for 2005 expressly excluded any amounts for any such purchase in Ukraine. URS has a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine's 27 administrative regions (excluding the City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). At the time of its acquisition, URS had approximately 240,000 subscribers. Our acquisition of URS is currently being challenged by Telenor.

Rider 111A

The beneficial owners of the sellers of URS were ______________________. We financed such purchase using ________________. Our board-approved budget and business plan for 2005 expressly excluded any amounts for any such purchase in Ukraine.

Rider 124A

On January 30, 2007, Telenor filed Amendment No. 40 to its filing on Schedule 13D, in which it stated, among other things, that on January 25, 2007 the arbitration tribunal had ruled that Eco Telecom Limited, the Alfa Group subsidiary that holds Alfa's shares in VimpelCom, cannot nominate more than four candidates for election to our board of directors. We have been provided with a copy of an order of the arbitration tribunal dated April 18, 2007 in which the arbitration tribunal held that Eco Telecom was not in compliance with the arbitration tribunal's January 25 award and should have withdrawn four (instead of three) of Alfa's candidates at or prior to the meeting our board directors held on March 28, 2007. The tribunal has given Eco Telecom until May 14, 2007 to withdraw one additional candidate and put itself in compliance with the arbitration tribunal's January 25 award.

Rider 149A

In addition, it is possible that our credit rating may be affected, because one or more rating agencies may conclude that there are no longer any operative financial controls in our company. It is also possible that one or more regulatory authorities may reach the

same conclusion and commence enforcement action against our company and/or its senior officers.

Rider 171A

15.4 [Add URS Share Purchase Agreement and all amendments and side letters relating thereto]